Exhibit 99.4

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

to be held on Tuesday, October 20, 2026

(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Zhihu Inc. (the “Company”), a Cayman Islands company, of proxies from holders of Class A ordinary shares of the Company with a par value of US$0.000125 per share and Class B ordinary shares of the Company with a par value of US$0.000125 per share to be exercised at the extraordinary general meeting (“EGM”) of the Company to be held at 10:00 a.m., Beijing time, on October 20, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the notice of EGM dated September 24, 2026.

Only the holders of record of ordinary shares on the Company’s register of members at the close of business on September 21, 2026, Hong Kong time (the “Record Date”) are entitled to receive notice of, to attend, and to vote at the EGM. Save for the Reserved Matters, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, on all matters to be voted on at the Meeting. The quorum of the EGM is one or more shareholders holding in aggregate not less than 10% of all votes attaching to all issued shares of the Company and entitled to vote at the EGM (on a one vote per Share basis), present in person or by proxy.

The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the ordinary shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the ordinary shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. However, if any other matter properly comes before the EGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the EGM.

To be valid, this form of proxy must be completed, signed, and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 48 hours before the Meeting, Hong Kong time, on October 18, 2026, to ensure your representation at the EGM.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

Number of shares to which this form of proxy relates(Note 1)	Class A ordinary shares
Class B ordinary shares

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on Tuesday, October 20, 2026

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2)

of

being the registered holder(s) of

Class A ordinary shares/Class B ordinary shares(Note 3) in the issued share capital of Zhihu Inc. (“Company”) hereby appoint the chairman of the meeting(Note 4) or ___________________________________________________________________________________________________________________

of

as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the extraordinary general meeting (“EGM”) of the Company to be held at 10:00 a.m., Beijing time, on Tuesday, October 20, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China (and at any adjournment thereof).

Please tick (“✓”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

	ORDINARY RESOLUTION	FOR	AGAINST	ABSTAIN
1.	As an ordinary resolution, “THAT

(a)	The Subscription Agreement and the transactions contemplated thereunder, including the Subscription and the entry into the Partnership Agreement, be and are hereby confirmed, approved and ratified; and

(b)	the Board and its authorized delegate(s) be and are hereby authorized to do such acts and things, to sign and execute all such further documents (and to affix the common seal of the Company thereon, if necessary) and to take such steps as they may consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Subscription Agreement or any transactions contemplated thereunder, including the Subscription and the finalization and entry into the Partnership Agreement, and all other matters incidental thereto or in connection therewith.”

Date:	2026	Signature(s) (Note 6)

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓ ”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A RESOLUTION, PLEASE TICK (“✓ ”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
6.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.
7.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
8.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A ordinary shares and holders of Class B ordinary shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the EGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.